EXHIBIT 14

BALLY TOTAL FITNESS HOLDING CORPORATION
(together with its subsidiaries, the “Company”)

CODE OF BUSINESS CONDUCT, PRACTICES AND ETHICS (“CODE”)

I.	Introduction to Our Code

A.	The Board of Directors of the Company (the “Board”) is convinced that maintaining high standards of business conduct, fair dealing and ethical conduct is essential to the long-term success of its business activities. Central to the achievement of this goal is the wholehearted support of all of the Company’s employees. The Code, although not all encompassing, provides guidance in ensuring excellence in ethical business behavior.

B.	The Code applies to all directors with respect to their activities on behalf of the Company and employees of the Company. The Code has been designed to provide useful guidance about how the Company does business every day but keep in mind that the Code cannot address every circumstance and is not meant to. It is your responsibility to read and understand the Code and to comply with both the letter and the spirit of the Code. In no case is it appropriate to take an action that is not ethical and legally correct. Ultimately, you are responsible for your actions.

II.	Administration of Code

A.	The Code will be administered and monitored by the Company’s Audit Committee and by the Company’s Vice President of Internal Audit or such other party designated by the Audit Committee to administer the Code (collectively the “Administrator”). The Audit Committee and the Administrator may utilize the Company’s internal audit and internal legal staff to handle investigations and recommend corrective and disciplinary action. Waivers of any provision of the Code for directors or executive officers must be approved by the Board or a committee of the Board and must be promptly disclosed to the Company’s stockholders as required by law or the rules of the New York Stock Exchange.

B.	All directors and employees are required, on an annual basis, to read the Code. All directors, officers, supervisors and certain other designated employees are required, on an annual basis, to sign a copy of this Code acknowledging that he or she has received, read, understood and is in compliance with the Code. All directors and the Chief Executive Officer (“CEO”) of the Company should initial each page and forward their signed Code to the Administrator. All other officers, supervisors and certain other designated employees should initial each page and forward their signed Code to their immediate supervisor for review and discussion if necessary. The supervisor should sign and forward the statement to the Administrator for permanent retention. As new employees are promoted or hired, their immediate supervisor is responsible for ensuring that they receive and sign a copy of this Code.

C.	If any director or executive officer of the Company is not in compliance with any specific item contained in this Code or fails to sign this Code, they should duly note the non-compliance or refusal on the face of this Code, and the Administrator must send a written report to the Audit Committee detailing such non-compliance or refusal, and the Audit Committee shall report to the Board its findings of its investigation of such non-compliance or refusal to sign. The Board will make the final determination as to what administrative action is to be taken regarding such non-compliance or refusal to sign by a director or executive officer of the Company. Any other employee who is not in compliance with any specific item contained in this Code or fails to sign this Code, should du1y note the non-compliance or refusal on the face of this Code and discuss the details with his/her supervisor. The employee’s supervisor must then send to the Administrator a written report detailing the facts of the non-compliance or refusal and a recommendation for administrative action. The Administrator will confer with the senior executive management of the Company for their guidance and direction. The CEO of the Company will make the final determination as to what administrative action is to be taken for each employee’s (other than executive officers) non-compliance or refusal to sign. If an employee fails to comply with the procedure, or furnishes false information, the employee will be subject to appropriate disciplinary action, up to and including dismissal.

D.	Any director who has any question regarding the Code should discuss the matter with the Administrator or the General Counsel of the Company. Any employee who has any question regarding the Code should discuss the matter with his/her supervisor. Supervisors may seek counsel regarding legal or accounting questions from the corporate legal or accounting staff. The Administrator is also available to answer any questions or address employee or management concerns.

E.	Suspected violations of the Code must be immediately reported directly to the area or corporate department head and to the Administrator. Our operating policies provide specific reporting procedures regarding employee improprieties. Failure to meet with this continuing obligation may result in loss of employment. Any employee who reports suspected violations of the Code can do so without fear of reprisal or retaliation and may do so anonymously and confidentially through the Internet at www.resultor.com/ballytotalfitness; or via telephone at 1-999-888-7777 in accordance with the Company’s Policy Regarding Procedures for the Receipt, Retention and Treatment of Concerns Regarding Internal Accounting Controls or Auditing Matters.

F.	Evidence of criminal conduct will be forwarded to an appropriate law enforcement agency.

G.	The Company will consistently enforce this Code through appropriate means of discipline. The Company strongly encourages the reporting of any illegal or unethical behavior witnessed by a director or an employee. Persons subject to disciplinary measures shall include, in addition to the violator, others involved in the wrongdoing such as:

1)	persons who fail to use reasonable care to detect violations;

2)	persons who, if requested to divulge information, withhold material information regarding a violation; and

3)	supervisors who approve or condone the violations or attempt to retaliate against employees or agents for reporting violations or violators.

III.	Common Forms of Unethical and Criminal Conduct

Honest and ethical conduct is our guiding principal every day. In that regard, unethical or criminal conduct is behavior that is unacceptable to the Company. While the law prescribes a minimum standard of conduct, this Code requires conduct that may exceed the legal standard. The following actions generally constitute unethical and criminal conduct:

A.	the solicitation or acceptance of kickbacks from suppliers or others with whom the Company is transacting business;

B.	theft or improper use of club, retail shop, or Regional Service Center cash receipts;

C.	theft or the unauthorized disposition of Company property or assets;

D.	falsification of any part of a sales document;

E.	improper use of any person’s check, credit card, debit card, savings account, etc.;

F.	the deliberate offering of false information to members, prospective members, co-workers, or supervisors;

G.	failure to cooperate with any Company investigation;

H.	disclosure or sale of proprietary information to an unauthorized person or business entity;

I.	possession, use or distribution of marijuana, cocaine, heroin, crack, hallucinogenic drugs, designer drugs, or any unlawful drug, or other controlled substances including steroids;

J.	taking unfair advantage of the Company’s members, customers, suppliers, competitors or employees through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair dealing practice; and

K.	failure to abide by all laws, rules and regulations (local, State and/or Federal), including, but not limited to:

1)	those which prohibit discrimination in hiring, firing and promotions on the basis of race, religion, color, national origin, sex, age, marital status, physical or mental disability, or any other group protected by law;

2)	those which prohibit discrimination in the sale of our products and services on the basis of race, religion, color, national origin, sex, age, marital status, physical or mental disability, or any other group protected by law;

3)	sexual harassment--physical, verbal and/or environmental;

4)	failure to report solicitations for bribes by public officials (domestic and foreign), or the giving of bribes to public officials (domestic and foreign); and

5)	trading in Company securities or the securities of other companies with which the Company does business as a result of insider information.

IV.	Conflicts of Interest

All directors and employees owe complete and undivided loyalty to the Company and must avoid any situations that are or have the appearance of being a conflict between their personal interests and those of the Company. Any transaction or personal relationship that might involve a conflict of interest must be reviewed by the Administrator prior to consummation. It would be impossible to list all the conflicts of interest involving directors and employees (and members of their immediate families), but some of the more noteworthy ones are as follows:

A.	having an interest, direct or indirect, in any non-publicly traded organization which is seeking to, or doing business with the Company, except when such interest has been approved in writing by the Board in the case of a director or the CEO of the Company, or in the case of an employee based upon the CEO’s determination as to the substantiality and propriety of such interest;

B.	receipt of gifts of more than nominal cash value or cash from persons doing or attempting to do business with the Company;

C.	serving as a company representative in any transaction where the director or employee (or a close relative) has a substantial personal interest;

D.	acting as a consultant to any company or individual doing business, seeking to do business or competing with the Company;

E.	using or revealing material or confidential information about any phase of the Company’s business or information regarding customers, which action could also result in legal action against the person or persons involved including a director or employee, except when disclosure is authorized by the Company or legally mandated. A director’s or employee’s obligation to protect confidential information continues after such person is no longer a director or employee of the Company;

F.	knowingly passing insider information, or trading Company securities based on inside information not generally known or available to the public, which action could also result in legal action against the person or persons involved, including the director or employee;

G.	directly or indirectly entering into competition with the Company. In other words, owning, managing, controlling or participating in the ownership, management or control of, or being employed or engaged by or otherwise being affiliated or associated as a consultant, independent contractor or otherwise with any other corporation, partnership, proprietorship, firm, association or other business entity, or otherwise engaging in any business which is competitive with or adverse to the business or welfare of the Company;

H.	acquiring any property (except the securities of the Company acquired in accordance with all applicable laws and Company policies), the value of which might be enhanced by Company activities; and

I.	using corporate property, information or position for personal gain.

V.	Ethical Business Conduct

Company business must be conducted in strict conformance with the highest ethical standards and with all applicable laws, rules and regulations. In some instances, the laws, rules and regulations may be ambiguous or difficult to interpret. All directors and employees have access to proper legal advice within the Company and must seek out and apply it in order to assure compliance with the Code. By way of illustration, but not of limitation, the following activities comprise foremost examples of unethical, and in certain instances, unlawful business practices:

A.	keeping books, records, or accounts that do not accurately reflect Company transactions or the disposition of its assets;

B.	engaging in misrepresentation, false advertising or other deceptive business practices;

C.	offering to provide non-business related gifts of more than a nominal value or gifts of money in any amount, directly or indirectly to any individual, organization, or government entity (domestic or foreign) (or any employee of the foregoing), which is seeking to or doing business with the Company or regulates its activities;

D.	using Company assets or funds for non-business related or unauthorized purposes; and

E.	knowingly doing business with any person, organization, or business who is commonly and publicly considered to be notorious and unsavory by virtue of their conduct or affairs.

VI.	Financial Records

As a public company, the Company is subject to various securities laws, regulations and reporting obligations. Both federal law and Company policies require the disclosure of full, fair, accurate, timely and understandable information regarding the Company’s business, financial condition and results of operations. Reporting not meeting the foregoing standards is not acceptable and can severely damage the Company and result in legal liability.

The Company’s principal financial officers and other employees working for such officers have a special responsibility to ensure that all of our financial disclosures are full, fair, accurate, timely and understandable.

VII.	Asset Protection

Every director and employee is responsible for protecting the Company’s assets. The Company’s assets include, but are not limited to, physical assets, such as equipment and buildings, as well as the Company’s funds, and intellectual property such as trade secrets, trademarks, trade names, and confidential information. To protect the Company’s assets, they must be adequately safeguarded and Company policies regarding security must be adhered to.

Company resources, including, but not limited to, cash, personnel, equipment and computers can only be used for legitimate Company business purposes.

VIII.	Corporate Assistance

The Administrator is available to help resolve any questions or concerns regarding the Code and can be reached in the Chicago Corporate office at (773) 399-7617 or through the office network e-mail.

IX.	Caveat

This Code and the matters contained herein are neither a contract of employment nor a guaranty of continuing Company policy. The Company reserves the right to amend, supplement or discontinue this Code.

X.	Acknowledgment

My signature below acknowledges that I am and shall at all times be in compliance with and fully understand the Company’s Code of Business Conduct, Practices and Ethics.

Reviewed by:

Director’s Signature	Vice President of Internal Audit’s Signature

Director“s Name Printed	Vice President of Internal Audit’s Name Printed

Date	Date

Reviewed by:

Employee’s Signature	Supervisor’s Signature

Employee’s Name Printed	Supervisor’s Name Printed

Position / Title	Date	Position / Title	Date

Club Name and # / Area Officee

THIS FORM IS TO BE SIGNED IN DUPLICATE (NO PHOTOCOPIES). ONE COPY IS FOR THE DIRECT SUPERVISOR’S FILE. THE OTHER COPY IS TO BE FORWARDED TO THE VICE PRESIDENT OF INTERNAL AUDIT.